Exhibit 99.1

Westport Replaces Previous Debt with $36 Million of Lower Cost Debt

NOT FOR DISSEMINATION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

VANCOUVER, Sept. 23, 2011 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), the global leader in natural gas engines, today announced that it has raised CDN$36 million through the issuance of debentures offered by Macquarie Private Wealth Inc. (Macquarie), on a private placement basis, to replace previously issued debentures that matured in July 2011.

The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. The debentures are not listed on any stock exchange.  Westport has paid to Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport LD is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD) is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 23-SEP-11